CITIZENSSELECT FUNDS

administrative SERVICES PLAN

Introduction:    It has been proposed that the above-captioned investment company (the "Fund") adopt an Administrative Services Plan under which the Fund would pay the Fund's distributor (the "Distributor") for providing services to shareholders of each series of the Fund or class of Fund shares set forth on Exhibit A hereto, as such Exhibit may be revised from time to time (each, a "Class").  The Distributor would be permitted to pay certain financial institutions, securities dealers and other industry professionals (collectively, "Service Agents") in respect of services the Service Agents provide to their clients who are holders of a Class.  The Plan is not to be adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the "Act"), and the fee payable under the Plan is not to be for distribution related services.

The Fund's Board, in considering whether the Fund should implement a written plan, has requested and evaluated such information as it deemed necessary to an informed determination as to whether a written plan should be implemented and has considered such pertinent factors as it deemed necessary to form the basis for a decision to use Fund assets attributable to each Class for such purposes.

In voting to approve the implementation of such a plan, the Board has concluded, in the exercise of its reasonable business judgment and in light of applicable fiduciary duties, that there is a reasonable likelihood that the plan set forth below will benefit the Fund and shareholders of each Class.

The Plan:         The material aspects of this Plan are as follows:

1.                  The Fund shall pay to the Distributor a fee at the annual rate set forth on Exhibit A in respect of the provision of certain services to shareholders.  The Distributor may pay Service Agents from the fee it receives under this Plan and shall determine the amounts to be paid to Service Agents and the basis on which such payments will be made.  Payments to Service Agents may be made for the provision of services to shareholders, which may include with respect to each Class:  providing beneficial owners with statements showing their position in the Fund; mailing periodic reports, prospectuses and other Fund communications to beneficial owners; withholding taxes on non-resident alien accounts; disbursing income dividends and capital gain distributions; reinvesting dividends and distributions; preparing and delivering to beneficial owners, and state and federal authorities, including the United States Internal Revenue Service and the Securities and Exchange Commission, such information respecting dividends and distributions paid by the Fund as may be required by law, rule or regulation; withholding on dividends and distributions as may be required by state or Federal authorities from time to time; receiving, tabulating, and transmitting proxies executed by beneficial owners; and providing such other related services, including such other recordkeeping and sub-accounting services, as the Fund may reasonably request.  Payments to a Service Agent are subject to compliance by the Service Agent with the terms of any agreement between the Service Agent and the Distributor related to the provision of such services by the Service Agent to its clients who are shareholders of the Fund.

2.                  For the purpose of determining the fees payable under this Plan, the value of the Fund's net assets attributable to each Class shall be computed in the manner specified in the Fund's charter documents for the computation of net asset value.

3.                  The Board shall be provided, at least quarterly, with a written report of all amounts expended pursuant to this Plan.  The report shall state the purpose for which the amounts were expended.

4.                  As to each Class, this Plan will become effective at such time as is specified by the Fund's Board, provided the Plan is approved by a majority of the Board members, including a majority of the Board members who are not "interested persons" (as defined in the Act) of the Fund and have no direct or indirect financial interest in the operation of this Plan or in any agreements entered into in connection with this Plan, pursuant to a vote cast in person at a meeting called for the purpose of voting on the approval of this Plan.

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5.                  As to each Class, this Plan shall continue for a period of one year from its effective date, unless earlier terminated in accordance with its terms, and thereafter shall continue automatically for successive annual periods, provided such continuance is approved at least annually in the manner provided in paragraph 4 hereof.

6.                  As to each Class, this Plan may be amended at any time by the Board, provided that any material amendments of the terms of this Plan shall become effective only upon approval as provided in paragraph 4 hereof.

7.                  As to each Class, this Plan is terminable without penalty at any time by vote of a majority of the Board members who are not "interested persons" (as defined in the Act) of the Fund and have no direct or indirect financial interest in the operation of this Plan or in any agreements entered into in connection with this Plan.

8.                  The obligations hereunder and under any related Plan agreement shall only be binding upon the assets and property of the Fund or the affected Class, as the case may be, and shall not be binding upon any Board member, officer or shareholder of the Fund individually.

Dated:                 April 16, 2002

Amended as of:    March 1, 2016

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EXHIBIT A

Name of Series or Class	Fee as a Percentage of Average Daily Net Assets

Dreyfus Prime Money Market Fund Class A Shares	.10%
Class B Shares	.25%
Class C Shares	.25%

Dreyfus Institutional Preferred Treasury Securities Money Market Fund
Hamilton Shares	.05%
Premier Shares	.25%

Revised as of:   April 15, 2016

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